U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

AMENDMENT NO. ~~4~~5 TO APPLICATION FOR AN ORDER PURSUANT TO

SECTION 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 THEREUNDER TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT

_____

File No. 812-14335

_____

MCM Advisers, LP

MacKenzie Capital Management, LP

MacKenzie Realty Capital, Inc.

MacKenzie BP Fund, LP

MacKenzie BP Fund 2, LP

MacKenzie BP Fund 3, LP

MPF Northstar Fund, LP

MPF Northstar Fund 2, LP

MPF Northstar Fund 3, LP

SCM Special Fund 3, LP

MacKenzie Badger Acquisition Co. 4, LLC

MPF Flagship Fund 10, LLC

MPF Flagship Fund 11, LLC

MPF Flagship Fund 12, LLC

MPF Flagship Fund 13, LLC

MPF Flagship Fund 14, LLC

MacKenzie Flagship Fund 15, LLC

MPF Income Fund 23, LLC

MPF Income Fund 24, LLC

MPF DeWaay Fund 7, LLC

MPF Blue Ridge Fund 1, LLC

MPF Blue Ridge Fund 2, LLC

MacKenzie Blue Ridge Fund 3, LP

———————————

1640 School Street

Moraga, California 94556

(925) 631-9100

———————————

All Communications, Notices and Orders to:

Chip Patterson, Esq.

MCM Advisers, LP

MacKenzie Capital Management, LP

1640 School Street

Moraga, California 94556

(925) 631-9100

_____

Copies to:

Steven F. Carman, Esq.

Eric J. Gervais, Esq.

Husch Blackwell LLP

4801 Main Street, Suite 1000

Kansas City, MO 64111

Telephone: (816) 983-8000

Facsimile: (816) 983-8080

_____

~~September 1, 2015~~February ___, 2016

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

<table>
<tr><td></td><td>)</td><td></td></tr>
<tr><td>*In the Matter of:*</td><td>)</td><td></td></tr>
<tr><td></td><td>)</td><td>AMENDMENT NO. 4̶5 TO APPLICATION FOR AN ORDER</td></tr>
<tr><td></td><td>)</td><td>PURSUANT TO SECTION 57(i) OF THE INVESTMENT</td></tr>
<tr><td></td><td>)</td><td>COMPANY ACT OF 1940 AND RULE 17d-1 THEREUNDER</td></tr>
<tr><td>**MCM ADVISERS, LP**</td><td>)</td><td>TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE</td></tr>
<tr><td>**MACKENZIE CAPITAL,**</td><td>)</td><td>PROHIBITED BY SECTION57(a)(4) OF THE ACT</td></tr>
<tr><td>**MANAGEMENT, LP**</td><td>)</td><td></td></tr>
<tr><td>**MACKENZIE REALTY CAPITAL,**</td><td>)</td><td></td></tr>
<tr><td>**INC.**</td><td>)</td><td></td></tr>
<tr><td>**MACKENZIE BP FUND, LP**</td><td>)</td><td></td></tr>
<tr><td>**MACKENZIE BP FUND 2, LP**</td><td>)</td><td></td></tr>
<tr><td>**MACKENZIE BP FUND 3, LP**</td><td>)</td><td></td></tr>
<tr><td>**MPF NORTHSTAR FUND, LP**</td><td>)</td><td></td></tr>
<tr><td>**MPF NORTHSTAR FUND 2, LP**</td><td>)</td><td></td></tr>
<tr><td>**MPF NORTHSTAR FUND 3, LP**</td><td>)</td><td></td></tr>
<tr><td>**SCM SPECIAL FUND 3, LP**</td><td>)</td><td></td></tr>
<tr><td>**MACKENZIE BADGER**</td><td>)</td><td></td></tr>
<tr><td>**ACQUISITION CO. 4, LLC**</td><td>)</td><td></td></tr>
<tr><td>**MPF FLAGSHIP FUND 10, LLC**</td><td>)</td><td></td></tr>
<tr><td>**MPF FLAGSHIP FUND 11, LLC**</td><td>)</td><td></td></tr>
<tr><td>**MPF FLAGSHIP FUND 12, LLC**</td><td>)</td><td></td></tr>
<tr><td>**MPF FLAGSHIP FUND 13, LLC**</td><td>)</td><td></td></tr>
<tr><td>**MPF FLAGSHIP FUND 14, LLC**</td><td>)</td><td></td></tr>
<tr><td>**MACKENZIE FLAGSHIP FUND**</td><td>)</td><td></td></tr>
<tr><td>**15, LLC**</td><td>)</td><td></td></tr>
<tr><td>**MPF INCOME FUND 23, LLC**</td><td>)</td><td></td></tr>
<tr><td>**MPF INCOME FUND 24, LLC**</td><td>)</td><td></td></tr>
<tr><td>**MPF DEWAAY FUND 7, LLC**</td><td>)</td><td></td></tr>
<tr><td>**MPF BLUE RIDGE FUND 1, LLC**</td><td>)</td><td></td></tr>
<tr><td>**MPF BLUE RIDGE FUND 2, LLC**</td><td>)</td><td></td></tr>
<tr><td>**MACKENZIE BLUE RIDGE FUND**</td><td>)</td><td></td></tr>
<tr><td>**3, LP**</td><td>)</td><td></td></tr>
<tr><td></td><td>)</td><td></td></tr>
<tr><td></td><td>)</td><td></td></tr>
<tr><td>1640 School Street</td><td>)</td><td></td></tr>
<tr><td>Moraga, California 94556</td><td>)</td><td></td></tr>
<tr><td>(925) 631-9100</td><td>)</td><td></td></tr>
<tr><td></td><td>)</td><td></td></tr>
<tr><td>File No. 812-14335</td><td>)</td><td></td></tr>
<tr><td>Investment Company Act of 1940</td><td>)</td><td></td></tr>
</table>

MCM Advisers, LP (the "Adviser"), MacKenzie Capital Management, LP (the "Manager") and MacKenzie Realty Capital, Inc. ("MRC"), along with MacKenzie BP Fund, LP, MacKenzie BP Fund 2, LP, MacKenzie BP Fund 3, LP, MPF Northstar Fund, LP, MPF Northstar Fund 2, LP, MPF Northstar Fund 3, LP, SCM Special Fund 3, LP, MacKenzie Badger Acquisition Co. 4, LLC, MPF Flagship Fund 10, LLC, MPF Flagship Fund 11, LLC, MPF Flagship Fund 12, LLC, MPF Flagship Fund 13, LLC, MPF Flagship Fund 14, LLC, MacKenzie Flagship Fund 15, LLC, MPF Income Fund 23, LLC, MPF Income Fund 24, LLC, MPF DeWaay Fund 7, LLC, MPF Blue Ridge Fund 1, LLC, MPF Blue Ridge Fund 2, LLC, and MacKenzie Blue Ridge Fund 3, LP (collectively, the "Co-Investment Affiliates[1]" and together with the Adviser and, the Manager and MRC, the "Applicants") hereby apply for an order (the "Order") of the U.S. Securities and Exchange Commission (the "Commission") pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 17d-1 thereunder, authorizing certain co-investment transactions that otherwise may be prohibited by Section 57(a)(4) of the 1940 Act.

In particular, the relief requested in this application (the "Application") would allow the Adviser, the Manager, MRC and one or more Co-Investment Affiliates to participate in the same tender offers where such participation would otherwise be prohibited under Section 57(a)(4) (the "Co-Investment Program").

All existing entities that currently intend to rely on the Order have been named as the Applicants. Any other existing or future entity that relies on the Order in the future will comply with the terms and conditions of the Application.

I. GENERAL DESCRIPTION OF THE APPLICANTS

A. MCM Advisers, LP

Adviser is organized as a limited partnership under the California Uniform Limited Partnership Act of 2008 and controlled by its general partner, MCM-GP, Inc. ("GP"), which is controlled by its board members: C.E. Patterson, Berniece Patterson, Glen Fuller, Chip Patterson, and Robert Dixon. The Adviser is registered under the Investment Advisers Act of 1940, as amended (the "Advisers Act").

The Adviser manages the investment activities of MRC and the current Co-Investment Affiliates under investment advisory agreements (collectively, the "Advisory Agreements"). The Adviser is responsible for providing investment advisory services to MRC and the current Co-Investment Affiliates. The Adviser's investment committee consists of the following individuals: C.E. Patterson, Glen Fuller, Chip Patterson, Robert Dixon, Paul Koslosky, and Christine Simpson.   Any future Co-Investment Affiliate will be advised by the Adviser and will have investment objectives and strategies similar to MRC's.

B. MacKenzie Capital Management, LP

MacKenzie Capital Management, LP is organized as a limited partnership under the California Uniform Limited Partnership Act of 2008 and controlled by GP. The Manager does not provide advice about securities, but rather manages all other day-to-day operations of MRC and the current Co-Investment Affiliates. Any future Co-Investment Affiliate will be similarly managed by the Manger.

C. MacKenzie Realty Capital, Inc.

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[1] "Co-Investment Affiliates" also includes any entity operating in the future (a) whose investment adviser is the Adviser; (b) whose manager is the Manager; (c) that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act; (d) that has investment objectives and strategies similar to MRC; and (e) that intends to participate in the Co-Investment Program. ⊥

MRC is a Maryland corporation that is an externally managed, non-diversified investment company that has elected to be treated as a business development company ("BDC") under the 1940 Act. MRC currently expects to elect to be treated for federal income tax purposes as a real estate investment trust (or "REIT") under the Internal Revenue Code of 1986, as amended. On August 1, 2013, MRC commenced its initial public offering and plans to continually offer its common stock until early 2016 (although the offering period may be extended). MRC's common stock is not expected to be listed on an exchange in the foreseeable future. MRC's principal place of business is 1640 School Street, Moraga, California 94556.

MRC intends to continue to invest primarily in debt and equity real estate-related securities, generally ranging in size from $10,000 to $3,000,000, similar to the investments acquired by Co-Investment Affiliates. MRC will continue to purchase most of its securities (i) directly from existing security holders via tender offers, (ii) through established securities markets, and (iii) in the case of unregistered, privately offered securities, directly from issuers. MRC will invest primarily in debt and equity securities issued by U.S. companies that primarily own commercial real estate that are either illiquid or not listed on any exchange. MRC generally considers purchasing securities issued by entities that have (i) completed the initial offering of their securities, (ii) operated for a period of at least two years, and typically more than five years, from the completion of their initial offering, and (iii) fully invested their capital in real properties or other real estate-related investments.

The investment activities of MRC are managed by the Adviser and supervised by MRC's three-member board of directors, of which two members are not "interested persons" of MRC within the meaning of Section 2(a)(19) of the 1940 Act (the "Independent Directors").

D. Co-Investment Affiliates

Each of the current Co-Investment Affiliates are organized as limited partnerships or limited liability companies under the California Uniform Limited Partnership Act of 2008 or the California Revised Limited Liability Company Act, as applicable. The earliest was formed in 2005 and the most recent was formed in 2014. Each of the current Co-Investment Affiliates is managed by the Manager, advised by the Adviser and has investment objectives or strategies similar to MRC's. Each such Co-Investment Affiliate is a private investment company, ~~exempt~~excluded from the definition of "investment company" under the 1940 Act under Section 3(c)(1). Each future Co-Investment Affiliate will also be managed by the Manager, advised by the Adviser and have investment objectives or strategies that are similar to MRC's.

II. RELIEF FOR PROPOSED CO-INVESTMENTS

A. Co-Investments in Portfolio Companies by MRC and Co-Investment Affiliates

1. Reasons for Co-Investing

Many BDCs that have obtained orders such as the Order in the past have pursued traditional venture-type co-investments whereby the BDC and its affiliates invest together to increase the portion of the portfolio company that can be acquired, which can result in the BDC, its adviser or affiliate collectively obtaining greater control over the portfolio company and opening up a greater number of opportunities to the BDC. MRC and the Co-Investment Affiliates do not operate in the traditional venture capital model. Instead, they seek to identify issuers whose stockholders need liquidity and that might sell their stock at prices that are lower than actual value, and then make tender offers to such issuers' current stockholders. Those stockholders may be looking for liquidity or perhaps the issuer's ability to pay dividends has been limited. Regardless of the reason, the Adviser seeks out such opportunities as a key part of its strategies for MRC and the Co-Investment Affiliates.

The Adviser's experience has been that often one that makes a tender offer (an "Offeror") can attain certain benefits under the Securities Exchange Act of 1934 ("1934 Act") and its rules if the tender offer is for at least 5% of the target's outstanding securities (for example, the Offeror's ability to cause a target issuer to either provide a list of security holders to the Offeror or to mail the tender offer materials to the issuer's security holders under Rule 14d-5). However, there may be cases where it is not appropriate—because of either capital limitations or concentration concerns—for MRC or a Co-Investment Affiliate to offer to purchase 5% or more of a target's outstanding stock. Section 14(d)(2) of the 1934 Act provides that when two or more persons act together in a tender offer, those persons

are deemed to be a "person" for purposes of the other 1934 Act requirements respecting tender offers. Accordingly, where the Adviser identifies a target meeting the investment objectives of MRC and one or more Co-Investment Affiliates, and where MRC would achieve benefits under the 1934 Act by virtue of combining its offer with that of one or more Co-Investment Affiliates (a "Co-Tender"), the Adviser may propose that MRC and such Co-Investment Affiliates proceed as co-Offerors. Such transactions may violate Section 57(a)(4) of the 1940 Act.

It is expected that Co-Tenders by MRC and the Co-Investment Affiliates will increase favorable investment opportunities for MRC and the Co-Investment Affiliates. As discussed below, a Co-Tender will be effected only if it is approved by the Required Majority (as defined herein) on the basis that it would be advantageous for MRC and the Co-Investment Affiliates to act as co-Offerors and attain equal benefits under the 1934 Act. MRC may limit its participation in any one transaction to a specific dollar amount, which may be determined by legal or internally imposed prudential limits on exposure in a single investment.

MRC could lose some investment opportunities if it is unable to act as a co-Offeror with the Co-Investment Affiliates. If MRC or any Co-Investment Affiliate is unable to make an offer for at least 5% of a target's securities on its own in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission where MRC would invest with a Co-Investment Affiliate), it would not be able to avail itself of certain benefits under the 1934 Act. The Order would benefit MRC by reducing the number of occasions where MRC could lose an investment opportunity because of the delay and difficulty that arranging a syndicate with unaffiliated entities in order to reach the desired 5% tender offer threshold entails. With the assets of the Co-Investment Affiliates available for co-investment, there should be an increase in the number of opportunities accessible MRC and the Co-Investment Affiliates.

The Adviser believes that it would be advantageous for MRC and the Co-Investment Affiliates to participate in Co-Tenders and that such investments would be consistent with the investment objectives, investment policies, investment positions, investment strategies, investment restrictions, regulatory requirements, and other pertinent factors applicable to MRC and each Co-Investment Affiliate.

The Adviser also believes that Co-Tenders will afford MRC and the Co-Investment Affiliates an ability to achieve greater diversification of their portfolios by permitting them to commit less capital to individual targets.

2. Mechanics of the Co-Investment Program

As described above, the Adviser provides MRC and the Co-Investment Affiliates with advice about investments pursuant to their respective Advisory Agreements, and the Manager provides MRC and the Co-Investment Affiliates with non-investment advisory management services. The Adviser anticipates that, from time to time, it will determine that certain investments for MRC would also be appropriate investments for a Co-Investment Affiliate and by utilizing a Co-Tender, such parties can together attain benefits under the 1934 Act. Such a determination may result in MRC and one or more Co-Investment Affiliates co-investing in certain investments. A "Co-Investment Transaction" means any transaction in which MRC participates together with a Co-Investment Affiliate in reliance on the Order. A "Potential Co-Investment Transaction" means any investment opportunity in which MRC could not participate together with one or more Co-Investment Affiliates without obtaining and relying on the Order.

As there is overlap between MRC's and the Co-Investment Affiliates' investment objectives and investment policies, the Adviser anticipates that opportunities for Potential Co-Investment Transactions may arise when the Adviser becomes aware of investment opportunities in which it may be appropriate for one or more Co-Investment Affiliates to co-invest with MRC. A portfolio company that is an appropriate investment for MRC may be an appropriate investment for one or more of the Co-Investment Affiliates, with certain exceptions based on available capital or diversification.

In such cases, following issuance of the requested Order, the Adviser will refer all Potential Co-Investment Transactions that the Adviser considers appropriate for MRC and any Co-Investment Affiliates, and that are within the MRC's and the Co-Investment Affiliates' "Objectives and Strategies,"[2] to MRC and such Co-Investment Affiliates, and such investment opportunities may result in a Co-Investment Transaction. For each such referral, when selecting investments for a Co-Investment Affiliate, the Adviser will consider only the investment objective, investment policies, investment position, capital available for investment, and other pertinent factors applicable to the respective Co-Investment Affiliate. The Adviser will implement policies and procedures reasonably designed to ensure that Potential Co-Investment Transactions that are considered for Co-Investment Affiliates are referred to MRC consistent with Condition 1 below.

If the Adviser determines that a Potential Co-Investment Transaction is appropriate for MRC, the Adviser will present the Potential Co-Investment Transaction and proposed allocation to the directors of MRC's board that are eligible to vote under Section 57(o) (the "Eligible Directors"). The "required majority," as defined in Section 57(o) ("Required Majority") of MRC will approve each Co-Investment Transaction prior to any investment with a Co-Investment Affiliate.

Co-investment opportunities are to be allocated to MRC either (a) based on the size recommended by the Adviser based on MRC's available capital and the investment's attributes consistent with the Adviser's allocation policy or (b) if the size of the investment available is smaller than the sum of the recommended amounts for MRC and the Co-Investment Affiliates, pro rata based on the relative capital of each entity available for investment ("Available Capital"). Available Capital consists solely of liquid assets not held for permanent investment, including cash, amounts that can currently be drawn down from lines of credit, and marketable securities held for short-term purposes. In addition, Available Capital would include bona fide uncalled capital commitments that can be called by the settlement date of the Co-Investment Transaction. The Adviser's allocation procedures are designed to allocate investment opportunities among the accounts sponsored or managed by the Adviser in a manner that is fair and equitable over time and consistent with its obligations under the Advisers Act and its allocation procedures, which procedures will be reviewed by the board of directors of MRC.

All subsequent activity (i.e. to sell, exchange or otherwise dispose of an investment or to complete a Follow-On Investment) in respect of an investment acquired in a Co-Investment Transaction, will also be made in accordance with the terms and conditions set forth in this Application. A "Follow-On Investment" is any additional investment in an existing portfolio company that was acquired pursuant to the Order, including the exercise of warrants, conversion privileges or other similar rights to acquire additional securities of the portfolio company. Co-Investment Transactions will require that the terms, conditions, price, class of securities, settlement date and registration rights applicable to MRC's or any Co-Investment Affiliate's purchase or sale be the same as those applicable to each other.

Other than pro rata dispositions and Follow-On Investments as provided in Conditions 7 and 8 below, and after making the determinations required in Conditions 1 and 2(a) below, the Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Directors, and the Required Majority will approve each Co-Investment Transaction prior to any Co-Tenders. With respect to the pro rata dispositions and Follow-On Investments provided in Conditions 7 and 8, MRC may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of MRC and each Co-Investment Affiliate in such disposition or Follow-On Investment is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the board of directors of MRC has approved MRC's participation in pro rata dispositions and Follow-On Investments as being in the best interests of MRC. If MRC's board does not so approve, any such disposition or Follow-On Investment will be submitted to the Eligible Directors. MRC's board may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the results that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

The Applicants believe that participation by MRC and the Co-Investment Affiliates in pro rata dispositions and Follow-On Investments, as provided in Conditions 7 and 8, is consistent with the provisions, policies and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as the pro rata dispositions and Follow-On Investments, eliminates the discretionary ability

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[2] "Objectives and Strategies" means MRC's investment objectives and strategies as described in its registration statement on Form N-2, other filings MRC has made with the Commission under the Securities Act of 1933 (the "Securities Act"), or under the 1934 Act, and MRC's reports to stockholders. With respect to the Co-Investment Affiliates, "Objectives and Strategies" means such Co-Investment Affiliate's investment objectives and strategies as described in its offering documents.

to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which provides that a registered closed-end fund may call or redeem any securities of which it is the issuer in accordance with the terms of such securities and further provides that if less than all the outstanding securities of a class or series are to be called or redeemed, securities must be selected by lot, on a pro rata basis, or in another manner that does not discriminate unfairly against any holder of the securities of that class or series.

B. Applicable Law

1. Sections 57(a)(4) and 57(i) of the 1940 Act and Rule 17d-1 thereunder

The 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered closed-end investment company acting as principal, from effecting any transaction in which the registered closed-end investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such other participant.

Section 57(a)(4) of the 1940 Act makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b) of the 1940 Act, acting as principal, knowingly to effect any transaction in which the BDC (or a company controlled by such BDC) is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC (or a controlled company) on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules specifically under Section 57(a)(4) of the 1940 Act, Section 57(i) of the 1940 Act provides that the rules under Section 17(d) of the 1940 Act applicable to registered closed-end investment companies (e.g., Rule 17d-1 under the 1940 Act) are, in the interim, deemed to apply to transactions subject to Section 57(a) of the 1940 Act. Thus, Rule 17d-1 under the 1940 Act is made applicable to BDCs by Section 57(i) of the 1940 Act. Rule 17d-1 under the 1940 Act generally prohibits participation by a registered closed-end investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any "joint enterprise or other joint arrangement or profit-sharing plan," as defined in the rule, without prior approval by the Commission by order upon application.

In passing upon applications under Rule 17d-1 under the 1940 Act, the Commission considers whether the participation by one or more registered closed-end investment companies or BDCs (or controlled companies) in such a joint transaction is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2. Section 57(b) of the 1940 Act

Section 57(b) of the 1940 Act, as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) of the 1940 Act apply, including: (1) any director, officer, employee or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C) of the 1940 Act, an affiliated person[3] of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with[4] a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) of the 1940 Act an affiliated person of such person. Rule 57b-1 under the 1940

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[3] Section 2(a)(3)(C) of the 1940 Act defines an "affiliated person" of another person as any person directly or indirectly controlling, controlled by, or under common control with, such other person.

[4] Section 2(a)(9) of the 1940 Act defines "control" as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The definition of "control" clarifies that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the 1940 Act from being subject to the prohibitions of Section 57(a). Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC, or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with a person described in (a) of the rule or is an officer, director, partner, co-partner or employee of a person described in (a) of the rule.

C. Need For Relief

Co-Investment Transactions may be prohibited by Section 57(a)(4) and Rule 17d-1 without a prior order of the Commission to the extent that MRC and the Co-Investment Affiliates fall within the category of persons described by Section 57(b), as modified by Rule 57b-1 thereunder, vis-à-vis each other. MRC and the Co-Investment Affiliates may be deemed to be affiliated persons within the meaning of Section 2(a)(3) by reason of common control because the Adviser provides them with investment advice and its affiliate (the Manager) provides day-to-day management, and thus the Adviser and Manager may be deemed to control MRC and the Co-Investment Affiliates. Thus, MRC and the Co-Investment Affiliates could be deemed to be controlled by or under common control with the Adviser and the Manager in a manner described by Section 57(b) and therefore prohibited by 57(a)(4) and Rule 17d-1 from participating in the Co-Investment Program.

D. Requested Relief

Accordingly, the Applicants respectfully request an Order of the Commission, pursuant to Section 57(i) of the 1940 Act and Rule 17d-1 thereunder, permitting the Adviser, the Manager, MRC and the Co-Investment Affiliates to participate in Co-Investment Transactions.

E. Precedents

The Commission has granted co-investment relief on numerous occasions in the past several years, though not where the applicants sought to merely participate in Co-Tenders as the Applicants propose to do.[5] Although various precedents involve somewhat different allocation formulae, approval procedures and presumptions for co-investment transactions to protect the interests of public investors in the BDC than those described in this Application, the Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders. We note, in particular, that the co-investment protocol to be followed by the Applicants (the "Protocol") here is substantially similar to the protocol followed by Gladstone Capital Corporation and its affiliates ("Gladstone"), for which an order was granted on July 26, 2012, Medley Capital Corporation and its affiliates ("Medley"), for which an order was granted on March 26, 2012, NGP Capital Resources Company and its affiliates ("NGP"), for which an order was granted on November 10, 2011, and Ridgewood Capital Management LLC and its affiliates ("Ridgewood"), for which an order was granted on October 21, 2009. The Protocol differs from that of Gladstone in that Gladstone allocated invested opportunities based on total assets instead of Available Capital and Gladstone's protocol did not include Condition 14 below. The Protocol differs from the Medley protocol in that the Medley protocol did not include Conditions 7(c), 8(b) or 14 below. It should be noted that both Conditions 7(c) and 8(c) were in the Gladstone protocol. The Protocol differs from the NGP protocol in that the NGP protocol did not include Conditions 2(c)(iii)(C), 7(c), 8(b), 13 (each of which were included in the Gladstone protocol) or 14 below. The Protocol differs from the Ridgewood protocol in that the Ridgewood protocol did not include Conditions 2(c)(iii)(C), 4, 7(c), 8(b) (each of which were included in the Gladstone protocol) or 14 below. The only condition of the Protocol that has not been previously granted in an exemptive order by the Commission is Condition 14, which simply provides that the Manager will be limited to the same extent as the Adviser and will assist the Adviser in taking any required actions.

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[5] PennantPark Investment Corp, et al., Release No. IC-30985 (March 19, 2014), HMS Income Fund, Inc. et al., Release No. 3098 4 (March 18, 2014), NF Investment Corp., et al., Release No. IC-30900 (Jan. 31, 2014) (notice) (order pending); Prospect Capital Corporation, et al., Rel. Nos. IC-30909 (Feb. 10, 2014) (order) and IC-30855 (Jan. 13, 2014) (notice); Medley Capital Corporation, et al., Rel. Nos. IC-30807 (Nov. 25, 2013) (order) and IC-30769 (Oct. 28, 2013) (notice); Stellus Capital Investment Corporation, et al., Rel. Nos. IC-30754 (Oct. 23, 2013) (order) and No. IC-30739 (Sep. 30, 2013) (notice).

F. The Applicants' Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to the 1940 Act and made applicable to BDCs by Section 57(i) of the 1940 Act. Rule 17d-1(a) under the 1940 Act permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a registered investment company or a BDC, or an entity controlled by such registered investment company or BDC is a participant if an application regarding the joint enterprise, arrangement or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Rule 17d-1(b) under the 1940 Act states that in passing upon applications under such rule, the Commission shall consider whether the participation by the investment company in such joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Applicants submit that the fact that the Required Majority will approve each Co-Investment Transaction before investment, in addition to the other protective conditions set forth in this Application, will ensure that MRC will be treated fairly. The conditions to which the requested relief will be subject are designed to ensure that the Adviser would not be able to favor a Co-Investment Affiliate over MRC through the allocation of investment opportunities amongst them. Because many attractive investment opportunities for MRC or a Co-Investment Affiliate will also be attractive investment opportunities for another Co-Investment Affiliate, the Applicants submit that the Co-Investment Program presents an attractive alternative to instituting an equitable protocol for the allocation of 100% of individual investment opportunities to a particular Co-Investment Affiliate as opportunities arise. The Applicants submit that MRC's participation in the Co-Investment Transactions will be consistent with the provisions, policies and purposes of the 1940 Act and on a basis that is not different from, or less advantageous than, that of the Co-Investment Affiliates.

G. Conditions

The Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1. Each time the Adviser considers a Potential Co-Investment Transaction for a Co-Investment Affiliate that falls within MRC's Objectives and Strategies, the Adviser will make an independent determination of the appropriateness of such investment for MRC in light of MRC's then-current circumstances.

2. (a) If the Adviser deems MRC's participation in any Potential Co-Investment Transaction to be appropriate for MRC, it will then determine an appropriate level of investment for MRC; and
(b) If the aggregate amount recommended by the Adviser to be invested by MRC in the Potential Co-Investment Transaction, together with the amount proposed to be invested by each Co-Investment Affiliate, collectively in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participating party's Available Capital in the asset class being allocated, up to the amount proposed to be invested by each. The Adviser will provide the respective Eligible Directors with information concerning each party's Available Capital to assist the Eligible Directors with their review of MRC's investments for compliance with these allocation procedures; and
(c) After making the determinations required in Conditions 1 and 2(a), the Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by MRC each participating Co-Investment Affiliate), to the Eligible Directors for their consideration. MRC will co-invest with one or more Co-Investment Affiliates only if, prior to participating in the Potential Co-Investment Transaction, a Required Majority concludes that:

   (i) the terms of the transaction, including the consideration to be paid, are reasonable and fair to MRC and its stockholders and do not involve overreaching in respect of the MRC or its stockholders on the part of any person concerned;

(ii) the transaction is consistent with
  (A) the interests of the ~~security holders~~stockholders of MRC; and
  (B) MRC's then-current Objectives and Strategies;

(iii) the investment by the Co-Investment Affiliates would not disadvantage MRC, and participation by MRC would not be on a basis different from or less advantageous than that of the Co-Investment Affiliates; provided, that, if any Co-Investment Affiliate, but not MRC itself, gains the right to nominate a director for election to a portfolio company's board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this Condition (2)(c)(iii), if:

  (A) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

  (B) the Adviser agrees to, and does, provide periodic reports to MRC's board of directors with respect to the actions of the director or the information received by the board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

  (C) any fees or other compensation that any Co-Investment Affiliate or any affiliated person of any Co-Investment Affiliate receives in connection with the right of the Co-Investment Affiliate to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Co-Investment Affiliates and MRC in accordance with the amount of each party's investment; and

(iv) the proposed investment by ~~a~~ MRC will not benefit the Adviser or any Co-Investment Affiliates or any affiliated person of any of them (other than the parties to the Co-Investment Transaction) except (a) to the extent permitted by Condition 13, (b) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act, as applicable, (c) indirectly, as a result of an interest in securities issued by one of the parties to the Co-Investment Transaction, or (d) in the case of fees or other compensation described in Condition 2(c)(iii)(C).

3. MRC has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. The Adviser will present to MRC's board of directors, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by the Co-Investment Affiliates during the preceding quarter that fell within MRC's then-current Objectives and Strategies that were not made available to MRC, and an explanation of why such investment opportunities were not offered to MRC. All information presented to the board of directors pursuant to this condition will be kept for the life of MRC and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5. Except for Follow-On Investments made in accordance with Condition 8, MRC will not invest in reliance on the Order in any issuer in which any Co-Investment Affiliate or any affiliated person of the Co-Investment Affiliates is an existing investor.

6. MRC will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for MRC as for each participating Co-Investment Affiliate. The grant to a Co-Investment Affiliate, but not to MRC, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 6, if Conditions 2(c)(iii)(A), (B) and (C) are met.

7. (a) If any Co-Investment Affiliate elects to sell, exchange, or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the Adviser will:

    (i)   notify MRC of the proposed disposition at the earliest practical time; and
    (ii) formulate a recommendation as to participation by MRC in the disposition.

    (b) MRC will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Co-Investment Affiliates.

    (c) MRC may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of MRC and each Co-Investment Affiliate in such disposition is proportionate to its outstanding investment in the issuer immediately preceding the disposition; (ii) the board of directors of MRC has approved as being in the best interests of MRC the ability to participate in such dispositions on a pro rata basis (as described in greater detail in the Application); and (iii) the board of directors of MRC is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Adviser will provide its written recommendation as to MRC's participation to the Eligible Directors, and MRC will participate in such disposition solely to the extent that a Required Majority determines that it is in MRC's best interests.

    (d) ~~Each~~MRC and each participating Co-Investment Affiliate will bear its own expenses in connection with any such disposition.

8. (a) If any Co-Investment Affiliate desires to make a Follow-On Investment in a portfolio company whose ~~securities were acquired in a Co-Investment Transaction, the Adviser will:~~
    securities were acquired in a Co-Investment Transaction, the Adviser will:

    (i)   notify MRC of the proposed transaction at the earliest practical time; and
    (ii) formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by MRC.

    (b) MRC may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of MRC and each Co-Investment Affiliate in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the board of directors of MRC has approved as being in the best interests of MRC the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application). In all other cases, the Adviser will provide its written recommendation as to MRC's participation to the Eligible Directors, and MRC will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in MRC's best interests.

    (c) If, with respect to any Follow-On Investment:

    (i)   the amount of the opportunity is not based on MRC's or the Co-Investment Affiliates' outstanding investments immediately preceding the Follow-On Investment; and
    (ii) the aggregate amount recommended by the Adviser to be invested by MRC in the Follow-On Investment, together with the amount proposed to be invested by the participating Co-Investment Affiliates in the same transaction, exceeds the amount of the opportunity, then the amount invested by each such party will be allocated among them pro rata based on each party's Available Capital in the asset class being allocated, up to the amount proposed to be invested by each.

    (d) The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in the Application.

9. The Independent Directors of MRC will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by Co-Investment Affiliates that MRC considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments that MRC considered but declined to participate in, comply with the conditions of the Order. In

addition, the Independent Directors will consider at least annually the continued appropriateness for MRC of participating in new and existing Co-Investment Transactions.

10. MRC will maintain the records required by Section 57(f)(3) of the 1940 Act ~~and~~as if each of the investments permitted under these conditions were approved by the Required Majority under Section 57(f).

11. No Independent Director will also be a director, general partner, managing member or principal, or otherwise an "affiliated person" (as defined in the 1940 Act), of any of the Co-Investment Affiliates.

12. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including without limitation the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Adviser under its respective Advisory Agreements with MRC or the Co-Investment Affiliates, be shared by MRC and the Co-Investment Affiliates in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

13. Any transaction fee (including break-up or commitment fees but excluding broker's fees contemplated by Section 17(e) or 57(k), as applicable) received in connection with a Co-Investment Transaction will be distributed to MRC and the participating Co-Investment Affiliates on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by the Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among the MRC and the participating Co-Investment Affiliates based on the amounts they invest in such Co-Investment Transaction. None of the Adviser, MRC, the Co-Investment Affiliates nor any affiliated person of MRC or the Co-Investment Affiliates will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the MRC or the participating Co-Investment Affiliates, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(C), and (b) in the case of the Adviser, investment advisory fees paid in accordance with the respective agreements between the Adviser and MRC or the Co-Investment Affiliates).

14. To the extent any of the above conditions limit the Adviser or obligate the Adviser to take an action, the Manager will be similarly limited and assist the Adviser in taking such actions or take such actions itself, consistent with the manner in which the Adviser's and the Manager's duties to MRC and the Co-Investment Affiliates are separated.

III. PROCEDURAL MATTERS

A. Communications

Please address all communications concerning this Application and the Notice and Order to:

Chip Patterson, Esq.
MCM Advisers, LP
MacKenzie Capital Management, LP
1640 School Street
Moraga, California 94556
(925) 631-9100

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Steven F. Carman, Esq.
Eric J. Gervais, Esq.
Husch Blackwell LLP
4801 Main Street, Suite 1000
Kansas City, Missouri 64112

B. Authorizations

Pursuant to Rule 0-2(c) under the 1940 Act, the Applicants hereby state that the GP and the board of directors of MRC have authorized the Adviser, the Manager and MRC, respectively, to cause to be prepared and to execute and file with the Commission this Application for the Order sought hereby.

The Applicants have caused this Application to be duly signed on their behalf on the ~~1st~~___ day of ~~September, 2015.~~February, 2016.

MCM ADVISERS, LP

    By: MCM-GP, Inc.

        By: /s/ Chip Patterson
           Name: Chip Patterson
           Title: Managing Director

MACKENZIE REALTY CAPITAL, INC.

By: /s/ Chip Patterson
      Name: Chip Patterson
      Title: Secretary

MACKENZIE CAPITAL MANAGEMENT, LP

    By: MCM-GP, Inc.

        By: /s/ Chip Patterson
           Name: Chip Patterson
           Title: Managing Director

VERIFICATION

Each of the undersigned states that he has duly executed the foregoing Application, dated ~~September 1, 2015,~~February ___, 2016, for and on behalf of the Applicants, as the case may be, that he holds the office with such entity as indicated below and that all action by the directors, general partners or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. Each of the undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

MCM ADVISERS, LP

    By: MCM-GP, Inc.

        By: /s/ Chip Patterson
           Name: Chip Patterson
           Title: Managing Director

MACKENZIE REALTY CAPITAL, INC.

By: /s/ Chip Patterson
      Name: Chip Patterson
      Title: Secretary

MACKENZIE CAPITAL MANAGEMENT, LP

    By: MCM-GP, Inc.

        By: /s/ Chip Patterson
           Name: Chip Patterson
           Title: Managing Director

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Input:	
Document 1 ID	PowerDocs://KCP/4492346/9
Description	KCP-#4492346-v9-Form_40-APP_-_Application_for_Exemptive_Order
Document 2 ID	PowerDocs://KCP/4492346/10
Description	KCP-#4492346-v10-Form_40-APP_-_Application_for_Exemptive_Order
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